Exhibit 99.1

4Front Ventures Partners with Last Prisoner Project to Supply Liquid Disinfectant to Vulnerable Prison Population

Company Will Also Furnish all Mission Stores & Staff, and Select Medical Professionals and First Responders in Washington, Illinois and Massachusetts

PHOENIX, Ariz., April 15, 2020 – 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) (“4Front” or the “Company“) announced today that, in an effort to slow the spread of COVID-19 and protect vulnerable populations, it will shift some of its manufacturing capabilities at its Washington production facility to begin producing liquid disinfectant – or hand sanitizer. In partnership with the Last Prisoner Project, starting on April 20, the organizations will donate a portion of the subsequent hand sanitizer bottles to select prison populations in need of supplies.

The Last Prisoner Project is a nonprofit coalition of cannabis industry leaders, executives, and artists dedicated to bringing restorative justice to the cannabis industry. Founded by long time cannabis activists, Steven and Andrew DeAngelo as well as artist manager and entrepreneur Dean Raise, the Last Prisoner Project mission aligns with the values of 4Front, which was also founded by advocates working to ensure fair access to cannabis and positive community engagement through meaningful jobs and education.

The Last Prisoner Project is in touch with state Departments of Corrections to determine how to best deliver the disinfectant liquid to those prisons in the most need, on a state by state basis.

“The incarcerated population is extremely vulnerable and at a unique risk to this pandemic, as it is nearly impossible to adhere to the recommended social distancing guidelines amid overcrowding and unsanitary living conditions” said Leo Gontmakher, CEO of 4Front. “We don’t believe any human being should serve a prison sentence for a cannabis offense, much less face incarceration during a global pandemic like COVID-19. Working with the Last Prisoner Project will allow us to reach a community that is often overlooked or forgotten in situations like this and really make a difference. On a day like April 20, where cannabis consumers around the world celebrate their love of this healing plant, it is especially important that we help ensure that a cannabis conviction never becomes a death sentence.”

4Front Ventures will also supply hand sanitizer to all of its Mission retail locations and Brightleaf production facilities, for use in keeping all staff and customers/patients safe. The Company will also be identifying medical professionals and first responders in Seattle, Chicago and Boston, three areas where 4Front has a strong community presence, that are facing supply shortages due to the virus.

“Our constituents, many of whom are over the age of 60 and have underlying health conditions, are imprisoned because of a plant that has now been deemed an ‘essential’ service by jurisdictions across the country during this time of crisis. Our justice system's response to this pandemic is effectively sentencing nonviolent cannabis offenders to death. Releasing cannabis prisoners now is not only the right thing to do from a justice perspective, but also from a public health perspective,” said Sarah Gersten, Executive Director of Last Prisoner Project. “While we continue to push the justice system to right its wrongs, we are working diligently to do everything we can to make sure our constituents are receiving the essential sanitary tools they need to protect themselves. At its roots, the cannabis community is an activist community, and it’s entirely keeping with the culture to step up and help those where we can. We are humbled by the response of the cannabis community in general, and especially Leo and the team at 4Front.”

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, and a strategic asset base. From plant genetics to the cannabis retail experience, 4Front’s team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

About Last Prisoner Project

The Last Prisoner Project (LPP) is a coalition of cannabis industry leaders, executives and artists dedicated to bringing restorative justice to the cannabis industry. As the United States moves away from the criminalization of cannabis, giving rise to a major new industry, there remains the fundamental injustice inflicted upon those who have suffered criminal convictions and the consequences of those convictions. Through intervention, advocacy and awareness campaigns, the forces behind the Last Prisoner Project will work to redress the past and continuing harms of these unjust laws and policies and are dedicated to making sure that every last victimless cannabis prisoner walks free. Visit www.LastPrisonerProject.org or text FREEDOM to 24365 to donate and learn more.

4Front Investor Contact
Andrew Thut, Chief Investment Officer
IR@4frontventures.com
602-633-3067

Phil Carlson / Elizabeth Barker
pcarlson@kcsa.com / ebarker@kcsa.com

212-896-1233 / 212-896-1203

4Front Media Contacts
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

Last Prisoner Project Media Contacts

Linda Carbone and Katie Leggett

PRESS HERE

linda@presshereproductions.com / katie@pressherepublicity.com

212-246-2640

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States, expectations regarding the COVID-19 pandemic, future revenue or Adjusted EBITDA expectations, and other statements regarding future developments of the business.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.